Filed pursuant to Rule 424(b)(3)

File No. 333-218991

Prospectus Supplement No. 1 Dated September 27, 2018

(To Prospectus Dated September 12, 2018)

JERASH HOLDINGS (US), INC.

 1,591,750 Shares of Common Stock and

up to 74,000 Shares of Common Stock Underlying Warrants

This Prospectus Supplement No. 1 (the “Prospectus Supplement”) updates and supplements the prospectus of Jerash Holdings (US), Inc. (the “Company,” “we,” “us,” or “our”) dated September 12, 2018 (collectively, the “Prospectus”). The purpose of this Prospectus Supplement is to update the Prospectus with the attached documents, which we filed with the Securities and Exchange Commission:

A.	Our Current Report on Form 8-K filed on September 12, 2018; and
B.	Our Current Report on Form 8-K filed on September 20, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock, you should carefully consider the risk factors section beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 27, 2018.

Index to Filings

Annex
Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2018	A
Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2018	B

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2018

Jerash Holdings (US), Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38474	81-4701719
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

147 W. 35th Street, Room #1603, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (212) 575-9085

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Full-Time Chief Financial Officer

On September 12, 2018, Jerash Holdings (US), Inc. (the “Company”) announced Richard J. Shaw as its full-time Chief Financial Officer. Mr. Shaw has served as the Company’s Chief Financial Officer on a part-time basis pursuant to a services contract since May 2017. Mr. Shaw will be compensated at a rate of $10,000 per month and will be an at-will employee of the Company.

On August 3, 2018, Mr. Shaw was granted an option to purchase 50,000 shares of the Company’s common stock, par value $0.001 per share (“common stock”), under the Jerash Holdings (US), Inc. 2018 Stock Incentive Plan. This option is exercisable at an exercise price of $6.12 and vests in three equal six-month installments, provided that Mr. Shaw is employed by the Company, with the first one-third vesting on August 3, 2018 and the remaining amounts vesting on February 3, 2019 and August 3, 2019. The option may be exercised at any time until August 3, 2028. The terms of the option may not be amended if it will have an adverse effect on Mr. Shaw without Mr. Shaw’s prior written consent.

A copy of Mr. Shaw’s option award agreement will be filed as an exhibit to our next Quarterly Report on Form 10-Q.

Appointment of Head of U.S. Operations

On September 12, 2018, the Company announced that Karl Brenza will serve as Head of US Operations for the Company. In this position, Mr. Brenza will provide high-level managerial, strategic and operational services for Jerash’s US operations on a part-time basis, as well as support for the Company’s other operations in Jordan and Hong Kong.

In connection with his appointment, the Company entered into an employment agreement with Mr. Brenza as of August 3, 2018 (the “Brenza Agreement”). Pursuant to the Brenza Agreement, Mr. Brenza will serve as Head of US Operations of the Company for a term of 12 months, beginning as of August 3, 2018. Following the initial term, the Brenza Agreement will automatically renew for subsequent one-month terms unless terminated by Mr. Brenza or the Company. The Brenza Agreement provides that Mr. Brenza may concurrently work at an investment bank that may perform investment banking services for the Company for compensation. Mr. Brenza will receive a fee of $10,000 per month during the term of the Brenza Agreement. In addition to his compensation under the Brenza Agreement, on August 3, 2018, Mr. Brenza was granted an option to purchase 100,000 shares of common stock. This option is exercisable at an exercise price of $6.12 and vests in three equal six-month installments, provided that Mr. Brenza is serving as Head of US Operations, with the first one-third vesting on August 3, 2018 and the remaining amounts vesting on February 3, 2019 and August 3, 2019. The option may be exercised at any time until August 3, 2028. The terms of the option may not be amended if it will have an adverse effect on Mr. Brenza without Mr. Brenza’s prior written consent.

A copy of the Brenza Agreement and Mr. Brenza’s stock option award agreement will be filed as exhibits to our next Quarterly Report on Form 10-Q.

Item 8.01	Other Events.

On September 12, 2018, the Company issued a press release announcing these appointments. A copy of this press release is attached hereto as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press Release, dated September 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JERASH HOLDINGS (US), INC.

Dated: September 12, 2018	By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer

Exhibit 99.1

 Jerash Announces Senior Executive Appointments

Bolsters US Team to Support Organic and Strategic Expansion Strategies

New York, New York – September 12, 2018 – Jerash Holdings (US), Inc. (Nasdaq: JRSH) (the “Company”), a producer of high quality textile goods for leading global brands, today announced senior executive appointments to further its global expansion strategy and operational capabilities. The Company appointed Karl Brenza as Head of US Operations, a new role focused on organic and strategic growth, and Richard Shaw as full-time Chief Financial Officer, a role which he had previously fulfilled on a part-time basis.

Choi Lin Hung, Chairman of Jerash stated: “We are very pleased to announce these appointments, which further our capabilities as we position Jerash for additional organic and strategic growth. We are excited to announce that Karl Brenza has joined the Company to enhance our operational capabilities, work closely with current and prospective customers, and provide additional support for our organic and strategic expansion plans. Rich has been an instrumental part of our team since May 2017 and is now taking a full-time role as we anticipate strong organic growth in Fiscal 2019 as part of our strategic expansion efforts.”

Karl Brenza was appointed as Head of US Operations, a new role intended to accelerate Jerash’s growth capabilities. Mr. Brenza will provide high-level managerial, strategic and operational services for Jerash’s US operations on a part-time basis, as well as support for the Company’s other operations in Jordan and Hong Kong. His responsibilities will include working with US-based customers, managing Jerash’s outside relationships in the US and helping to direct global initiatives including capacity expansion plans, and capital allocation.

The Company also appointed Richard Shaw as full-time Chief Financial Officer, a role which he has fulfilled since May 2017 under a part-time services contract. Mr. Shaw is responsible for management of the Company’s global financial teams and overseeing timely preparation and filing of Exchange Act reports, ensuring that filings are completed in accordance with US GAAP and SEC guidelines. Additionally, he and Mr. Brenza will jointly lead relationships with the US based professional team, investor relations initiatives in the US and corporate strategy and business development initiatives, including identification and evaluation of potential M&A transactions.

Mr. Brenza has over 25 years of investment banking and financial advisory experience as well as significant operational and technology experience as a corporate executive. Mr. Brenza currently serves as Senior Managing Director of Paulson Investment Company, LLC, a New York City based investment bank. Mr. Brenza previously served as Senior Managing Director and Head of the Capital Growth Advisory Group at Maxim Group, LLC, Managing Director and Head of Investment Banking at Broadband Capital Management, and Managing Director and Head of Industry Consolidations at BlueStone Capital Partners. Mr. Brenza’s operational experience includes positions as Chief Finance Officer of a public IT solutions company, Director of Business Development and Head of the ISP/telecom group for a venture-backed Internet services company and as a systems engineer for Raytheon Co.

Mr. Shaw’s experience includes serving as the President of LogiCore Strategies, LLC, a financial and business advisory services firm, as Chief Financial Officer of BirchBioMed, Inc., a clinical-stage biomedical company, and as Chief Financial Officer and Treasurer of Tripborn, Inc., an online travel agency that offers travel reservations and related travel services to travel agents in India. Previously, Mr. Shaw served as Chief Operating Officer of Roberts Office Furniture Concepts, as Chief Financial Officer of High Peaks Hospitality, LLC, and Chief Financial Officer of Harden Furniture, Inc. Mr. Shaw is a Certified Public Accountant, licensed by the State of New York.

About Jerash Holdings (US), Inc.

Jerash Holdings (US), Inc. (Nasdaq: JRSH) is a manufacturer utilized by many well-known brands and retailers, such as Walmart, Costco, Sears, Hanes, Columbia, Land’s End, VF Corporation (which owns brands such as The North Face, Nautica, Timberland, Wrangler, Lee, Jansport, etc.), and Philip-Van Heusen (which owns brands such as Calvin Klein, Tommy Hilfiger, IZOD, Speedo, etc.). Its production facilities are made up of three factory units and two warehouses and currently employ approximately 2,900 people. The total annual capacity at its facilities is approximately 6.5 million pieces. Additional information is available at http://www.jerashholdings.com.

Forward Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect Jerash’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including those risks described from time to time in filings made by Jerash with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated or expected. Statements contained in this news release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Jerash does not intend and does not assume any obligation to update these forward-looking statements, other than as required by law.

Contact:

Matt Kreps, Darrow Associates Investor Relations
(214) 597-8200
mkreps@darrowir.com

Richard J. Shaw, Chief Financial Officer

(315) 727-6791

richard.shaw@jerashholdings.com

Annex B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2018

Jerash Holdings (US), Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38474	81-4701719
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

147 W. 35th Street, Room #1603, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (212) 575-9085

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.07	Submission of Matters to a Vote of Security Holders.

At the Annual Meeting of Stockholders of Jerash Holdings (US), Inc. (the “Company”) held on August 17, 2018, the stockholders voted on the matters described below.

1.	The Company’s stockholders elected five directors, each to serve until the 2019 annual meeting of stockholders and until their respective successors have been elected and qualified or until their earlier resignation or removal. The number of shares that (a) voted for the election of each director and (b) withheld authority to vote for each director is summarized in the table below:

Director Nominee	Votes For	Votes Withheld
Choi Lin Hung	8,452,882	1,000
Wei (“Kitty”) Yang	8,452,882	1,000
Gary J. Haseley	8,452,882	1,000
Sean Socha	8,452,582	1,300
Mak Chi Yan	8,452,882	1,000

There were 401,595 broker non-votes with respect to the election of each director. Broker non-votes represent shares held by broker nominees for beneficial owners that were not voted because the broker nominee did not receive voting instructions from the beneficial owner and lacked discretionary authority to vote the shares on a non-routine proposal.

2.	The Company’s stockholders approved the amendment and restatement of the Company’s certificate of incorporation to increase the number of authorized shares of its common stock from 15 million to 30 million. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Abstentions
8,810,673	44,804	0

3.	The Company’s stockholders ratified the selection of Friedman LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2019. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Abstentions
8,812,964	42,513	0

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JERASH HOLDINGS (US), INC.

Dated: September 20, 2018	By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer